Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Rogers Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-04347

September 26, 2018

Dear Mr. O’Brien:

This letter is being submitted in response to the comment contained in the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated September 13, 2018, regarding the above-referenced Form 10-K.

The Staff’s comments and our response are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements
Note 10- Pension Benefits and Retirement Health and Life Insurance Benefits, page 64

1.
We note your disclosure stating that you intend to terminate the merged Rogers defined benefit plan, and you have requested a determination letter from the Internal Revenue Service. You also state that you expect the settlement process to be completed in late 2018 or early 2019, but lack sufficient information as of December 31, 2017 to determine the financial impact of the proposed plan termination. Further, we note disclosure in your Form 10-Q for the fiscal quarter ended June 30, 2018 that you expect the settlement process to be completed in early 2019, but lack sufficient information as of June 30, 2018 to determine the financial impact of the proposed plan termination. Please tell us in further detail why you are unable to include disclosure in your annual and 2018 interim reports of the estimated impact of the proposed termination on your financial statements.

Response:

We have disclosed that we intend to terminate the Rogers Corporation Defined Benefit Pension Plan (the “Plan”), and that the termination will not occur before we receive a letter from the IRS determining that the Plan’s termination will satisfy the tax-qualification rules under the Internal Revenue Code. We have not received this letter to date, and the IRS is not subject to any deadline by which the letter must be issued.

The termination of the Plan is accomplished by the settlement of the Plan’s liabilities. The Plan’s liabilities are settled through the payment of lump sums to participants and beneficiaries who elect to receive lump sums and, for the remaining participants and beneficiaries, through the purchase of one or more group annuity contracts from one or more insurance companies. The cost of the lump sum payments and the annuity contracts depends in part on interest rates in effect at the time of the lump sum payments and annuity purchases. In addition, the price of an annuity contract varies depending on many other factors, including market performance and demand in the marketplace for annuity contracts at the time the contract is purchased. Furthermore, lump sums are likely to have different costs than annuity contracts because lump sums are calculated based on legally required actuarial assumptions and annuity contracts are priced by insurers using different assumptions. As a result, the cost of the plan termination also depends in part on the extent to which participants and beneficiaries elect to receive lump sums, and this information cannot be known until the elections have been submitted (which will also occur only after the IRS issues a determination letter). In light of the uncertainties involving timing, participant and beneficiary elections, interest rates, market performance, and market demand for annuity contracts, there is substantial uncertainty regarding the cost of the plan termination and the financial impact of the plan termination on the company. Indeed, the company has reserved the right not to terminate the plan if, at the time it seeks to terminate the plan, the pricing is not attractive.

Assuming we proceed to terminate the plan, following the termination of the plan, we intend to provide appropriate disclosure regarding the anticipated financial impact of the plan termination.

If you have any questions or comments on our response, please contact me at 610.737.0320 or Jay Knoll, Senior Vice President, Corporate Development, General Counsel, and Secretary at 480.917.6165.

Sincerely,

/s/ Mark Weaver
Mark Weaver Vice President, Chief Accounting Officer and Corporate Controller

Rogers Corporation

cc:	Jay Knoll, Senior Vice President, Corporate Development, General Counsel, and Secretary Tracie Mariner, Staff Accountant, Securities and Exchange Commission